[redacted]

09059908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peregrine C. Broadbent 212-284-2338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peregrine C. Broadbent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 20 8, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TARA LEVINE
Notary Public, State of New York
No. 02LE5076492
Qualified in New York County
Commission Expires April 21 2011

Signature

Exec.VP and Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies & Company, Inc:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the Company) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC). This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	845,881
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		1,148,214
Securities borrowed		8,565,555
Financial instruments owned, including securities pledged to creditors of $358,916		3,659,176
Securities purchased under agreements to resell		1,247,002
Receivable from brokers, dealers and clearing organizations		375,033
Receivable from customers, officers, and directors		453,312
Due from affiliates		30,767
Premises and equipment		114,928
Goodwill		243,773
Other assets		378,916
Total assets	$	17,062,557
Liabilities and Stockholder's Equity		
Securities loaned	$	3,196,609
Financial instruments sold, not yet purchased		2,203,753
Securities sold under agreements to repurchase		6,727,390
Payable to brokers and dealers		200,583
Payable to customers		1,694,621
Accrued expenses and other liabilities		366,615
Due to affiliates		768,509
Total liabilities		15,158,080
Stockholder's equity:		
Class A common stock of $0.10 par value. Authorized, issued, and outstanding 11,000 shares		1
Additional paid-in capital		1,073,423
Accumulated other comprehensive loss		(135)
Retained earnings		831,188
Total stockholder's equity		1,904,477
Total liabilities and stockholder's equity	$	17,062,557

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organizational Structure

The accompanying Consolidated Statement of Financial Condition includes the accounts of Jefferies & Company, Inc. and its wholly owned subsidiaries (together, we or us), Jefferies Insurance Holdings LLC, and all other entities in which we have a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. (Parent). We operate and are managed as a single business segment, that of an institutional securities broker-dealer, which includes several types of financial services, such as principal and agency transactions in equity, high yield, convertible and international securities, as well as investment banking and fundamental research.

(b) Principles of Consolidation

Our policy is to consolidate all entities in which we own more than 50% of the outstanding voting stock and have control. In addition, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46(R)"), as revised, we consolidate entities which lack characteristics of an operating entity or business for which we are the primary beneficiary. Under FIN 46(R), the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied. In situations where we have significant influence but not control of an entity that does not qualify as a variable interest entity, we apply the equity method of accounting or fair value accounting. We also have formed nonconsolidated investment vehicles with third-party investors that are typically organized as limited partnerships. We act as general partner for these investment vehicles and have generally provided the third-party investors with termination or "kick-out" rights as defined by Emerging Issues Task Force ("EITF") 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.*

All material intercompany accounts and transactions are eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(d) Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies & Company, Inc., as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are recorded in this caption.

(e) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at cost. In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lend securities to other brokers and dealers for similar purposes. We have an active securities borrowed and lending matched book business in which we borrow securities from one party and lend them to another party. When we borrow securities, we generally provide cash to the lender as collateral, which is reflected in our Consolidated Statement of Financial Condition as securities borrowed. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statement of Financial Condition as securities loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate.

(f) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount.

We monitor the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

We carry repos on a net basis when permitted under the provisions of FASB Interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements ("FIN 41").

(Continued)

(g) *Financial Instruments Owned and Financial Instruments Sold, not yet Purchased and Fair Value*

Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. These instruments primarily represent our trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy

FASB 157, Fair Value Measurements ("FASB 157") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations (such as counterparty, credit, concentration or liquidity) derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Cash products - Where quoted prices are available in an active market, cash products are classified in Level 1 of the fair value hierarchy and valued based on the quoted exchange price, which is generally obtained from pricing services. Level 1 cash products are highly liquid instruments and include listed equity and money market securities and G-7 government and agency securities. Cash products classified within Level 2 of the fair value hierarchy are based primarily on broker quotations, pricing service data from external providers and prices observed for recently executed market transactions. If quoted market prices are not available for the specific security then fair values are estimated by using pricing models, quoted prices of cash products with similar characteristics or discounted cash flow models. Examples of cash products classified within Level 2 of the fair value hierarchy are corporate, convertible and municipal bonds and agency and non-agency mortgage-backed securities. If there is limited transaction activity or less transparency to observe market-based inputs to valuation models, cash products presented at fair value are classified in Level 3 of the fair value hierarchy. Fair values of cash products classified in Level 3 are generally based on an assessment of each underlying investment, cash flow models, market data of any recent comparable company transactions and trading multiples of companies considered comparable to the instrument being valued and incorporate assumptions regarding market outlook, among other factors. Cash products in this category include illiquid equity securities, hedge fund investments, auction rate securities, and certain mortgage-backed securities as little external price information is currently available for these products.

(Continued)

Derivative products – Exchange-traded derivatives are valued using quoted market prices, which are generally obtained from pricing services and are classified within Level 1 of the fair value hierarchy. Over-the-counter ("OTC") derivative products are generally valued using models, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data, including but not limited to yield curves, interest rates, volatilities, equity, debt and commodity prices and credit curves. Fair value can be modeled using a series of techniques, including the Black-Scholes option pricing model and other comparable simulation models. For certain OTC derivative contracts, inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts thus classified in Level 2 include certain credit default swaps, interest rate swaps, equity option contracts and to-be-announced ("TBA") securities. Derivative products that are valued based on models with significant unobservable market inputs are classified within Level 3 of the fair value hierarchy. Level 3 derivative products include equity warrant and option contracts where the volatility of the underlying equity securities are not observable due to the terms of the contracts and the correlation sensitivity to market indices is not transparent for the term of the derivatives.

(h) Investments in Managed Funds

Investments in managed funds include our investments in funds managed by us and our investments in third-party managed funds in which we are entitled to a portion of the management and/or performance fees. Investments in nonconsolidated managed funds are accounted for on the equity method.

(i) Receivable from, and Payable to, Customers, Officers and Directors

Receivable from and payable to customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying Consolidated Statement of Financial Condition. Receivable from officers and directors represents balances arising from their individual security transactions. These transactions are subject to the same regulations as customer transactions and are provided on substantially the same terms.

(j) Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter.

(k) *Goodwill*

At least annually, and more frequently if warranted, we assess whether goodwill has been impaired by comparing the estimated fair value of each reporting unit with its estimated net book value, by estimating the amount of stockholders' equity required to support each reporting unit. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. As of December 31, 2008, no impairment has been identified.

(l) *Income Taxes*

Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(m) *Legal Reserves*

We recognize a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum of the range of probable loss.

We record reserves related to legal proceedings in accrued expenses and other liabilities. Such reserves are established and maintained in accordance with FASB 5, Accounting for Contingencies, and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss an Interpretation of FASB Statement No. 5. The determination of these reserve amounts requires significant judgment on the part of management. Our management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

(Continued)

(n) Accounting and Regulatory Developments

FASB 141R. In December 2007, the FASB issued FASB 141 (revised 2007), *Business Combinations* ("FASB 141R"). Under FASB 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date for any business combination consummated after the effective date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, we will apply the provisions of FASB 141R to business combinations occurring after January 1, 2009. Adoption of FASB 141R will not affect our financial condition but may have an effect on accounting for future business combinations.

FSP FAS 140-3. In February 2008, the FASB issued FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP FAS 140-3"). FSP FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under FASB 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("FASB No. 140") unless certain criteria are met. FSP FAS 140-3 is effective for fiscal years beginning after November 15, 2008. FSP FAS 140-3 is to be applied prospectively for new transactions entered into after the adoption date. We do not expect the adoption of FSP FAS 140-3 to have a material effect on our financial condition.

FASB 161. In March 2008, the FASB issued FASB 161, *Disclosures about Derivative Instruments and Hedging Activities* ("FASB 161"). FASB 161 amends and expands the disclosure requirements of FASB 133, *Accounting for Derivative Instruments and Hedging Activities*, and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts and disclosures about credit-risk-related contingent features in derivative agreements. FASB 161 is effective for the fiscal years and interim periods beginning after November 15, 2008. Accordingly, we adopted FASB 161 effective January 1, 2009. Since FASB 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of FASB 161 will not affect our financial condition.

FSP FAS 133-1 and FIN 45-4. In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4"). FSP FAS 133-1 and FIN 45-4 require enhanced disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument, and require additional disclosure about the current status of the payment/performance risk of a guarantee. We adopted FSP FAS 133-1 and FIN 45-4 for our year end Consolidated Statement of Financial Condition as of December 31, 2008. Since FSP FAS 133-1 and FIN 45-4 require only additional disclosures, the adoption did not have an effect on our financial condition.

FSP FAS 157-3. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active* ("FSP FAS 157-3"). FSP FAS 157-3 is consistent with the joint press release the FASB issued with the Securities and Exchange Commission on September 30, 2008, which provides general clarification guidance on determining fair value under FASB 157 when markets are inactive. FSP FAS 157-3 specifically addresses the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs, and the degree of reliance to be placed on broker quotes or pricing services. FSP FAS 157-3 was effective immediately upon issuance and did not have an effect on our financial condition.

(o) Foreign Currency Transactions

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the end of a period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, if any, are included in other comprehensive loss.

(p) Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Cash, Cash Equivalents, and Short-Term Investments

We generally invest our excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The following are financial instruments that are cash and cash equivalents or are deemed by our management to be generally readily convertible into cash as of December 31, 2008 (in thousands of dollars):

Cash in banks	$	595,881
Money market investments		250,000
Total cash and cash equivalents		845,881
Cash and securities segregated (1)		1,148,214
	$	1,994,095

(1) In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

(3) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2008 (in thousands of dollars):

	Financial instruments owned	Financial instruments sold, not yet purchased
Corporate equity securities	$ 670,180	$ 552,994
Corporate debt securities	1,235,533	1,256,295
U.S. Government and agency obligations	447,233	211,044
Mortgage- and asset-backed securities	1,035,996	—
Derivatives	243,510	183,197
Investments at fair value	26,724	—
Other	—	223
	$ 3,659,176	$ 2,203,753

Financial instruments owned includes securities pledged to creditors. The following is a summary of the fair value of major categories of securities pledged to creditors as of December 31, 2008 (in thousands of dollars):

	Securities pledged to creditors
Corporate equity securities	$ 357,507
Corporate debt securities	1,409
	$ 358,916

At December 31, 2008, the approximate fair value of securities received by us that may be sold or repledged by us was $9.6 billion. These securities were received in connection with resale agreements and securities borrowings. At December 31, 2008, a substantial portion of this collateral received by us had been sold or repledged.

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Counterparty and cash collateral netting	Total
Assets:					
Securities	$ 891,465	$ 2,404,531	$ 92,946	$ —	$ 3,388,942
Derivative instruments	242,948	24,209	—	(23,647)	243,510
Investments at fair value	—	—	26,724	—	26,724
Total	$ 1,134,413	$ 2,428,740	$ 119,670	$ (23,647)	$ 3,659,176
Liabilities:					
Securities	$ 566,320	$ 1,454,236	$ —	$ —	$ 2,020,556
Derivative instruments	176,501	35,288	5,085	(33,677)	183,197
Total	$ 742,821	$ 1,489,524	$ 5,085	$ (33,677)	$ 2,203,753

(4) Receivable From, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2008 (in thousands of dollars):

	Receivable	Payable
Securities failed to deliver / receive	$ 133,425	$ 81,832
Receivable from trades in process of settlement, net	231,299	—
Receivable from / payable to clearing organizations	5,693	100,331
Other	4,616	18,420
	$ 375,033	$ 200,583

(5) Receivable from, and Payable to, Customers, Officers and Directors

The following is a summary of the major categories of receivables from, and payable to, customers, officers and directors as of December 31, 2008 (in thousands of dollars):

	Receivable	Payable
Customers (net of allowance for uncollectible accounts of $3,141)	$ 450,587	$ 1,694,621
Officers and directors	2,725	—
	$ 453,312	$ 1,694,621

(Continued)

Receivable from officers and directors represents standard margin loan balances arising from their individual security transactions. These transactions are subject to the same terms and conditions as customer transactions.

(6) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2008 (in thousands of dollars):

Furniture, fixtures, and equipment	$	193,126
Leasehold improvements		81,543
Total		274,669
Less accumulated depreciation and amortization		159,741
	$	114,928

(7) Goodwill

The following is a summary of goodwill activity for the year ended December 31, 2008 (in thousands of dollars):

		December 31, 2008
Balance, beginning of year	$	230,233
Add: Contingent consideration		15,264
Less: Acquisition adjustment		(1,724)
Balance, end of year	$	243,773

The acquisition of Randall & Dewey contained a five-year contingency for additional consideration to the selling owners, based on future revenues. This additional consideration is paid in cash annually by the Parent who does not seek reimbursement as such payment is deemed to be a capital contribution. There is no contractual dollar limit to the potential of additional consideration.

None of the acquisitions listed above were considered material based on the small percentage each represents of our total assets, equity, revenues and net loss.

(8) Income Taxes

Our operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax receivables are due from the Parent. We account for income taxes on a separate-return basis.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 are presented below (in thousands of dollars):

Deferred tax assets:		
Long-term compensation	$	306,494
Other		8,282
Total deferred tax assets		314,776
Deferred tax liabilities:		
Premises and equipment		2,529
State income taxes		798
Pension		792
Goodwill amortization		21,252
Investments		6,300
Other		6,545
Total deferred tax liabilities		38,216
Net deferred tax asset, included in other assets	$	276,560

There was no valuation allowance for deferred tax assets as of December 31, 2008. We believe it is more likely than not that we will generate sufficient taxable income in the future to realize the deferred tax asset.

Current income tax receivable of $2,136,000 is included in Other assets.

During 2008, we received approximately $31.2 million and $0.9 million from the Parent and governmental agencies, respectively, to settle our separate company income tax liabilities.

At December 31, 2008, we had gross unrecognized tax benefits of $10.8 million.

We are subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. We file a consolidated U.S. Federal, and state combined or unitary income tax returns (California, New York State, New York City, Connecticut, Hawaii, Illinois, and Massachusetts), with our parent company Jefferies Group, Inc. In addition to filing state combined or unitary income tax returns, we also file other separate state income tax returns that are not consolidated with the Parent. We have concluded all U.S federal income tax matters for the years through 2004. Substantially all material state and local income tax matters have been concluded for the years through 1999. New York State and New York City income tax returns for the years 2001 through 2004 and 2000 through 2003, respectively, are currently under examination. The final outcome of these examinations is not yet determinable. However, management

anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to our financial condition.

(9) Employee Benefit Plans

Certain employees of ours are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 47% equities, 50% fixed income and 3% other securities in 2008. Effective December 31, 2005, benefits under the pension plan have been frozen.

We also participate in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

We also participate in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other stock based awards.

(10) Related Party Transactions

We provide clearing and administrative services to Jefferies Execution Services, Inc. (a wholly owned subsidiary of the Parent).

We execute securities lending transactions with Jefferies Execution Services, Inc. and Jefferies International Limited (a wholly owned subsidiary of the Parent) related to our matched book repo and securities lending business.

Jefferies Execution Services, Inc. provides execution services to us.

Jefferies Pacific Limited provides various broker services to us.

We provide trading, clearing, and general and administrative services, which are reimbursed by Jefferies High Yield Trading, LLC.

We were reimbursed by Jefferies International Limited, Jefferies Capital Partners and Jefferies Finance for general and administrative services.

Our employees participate in the share-based compensation plans of the Parent.

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below (in thousands of dollars):

	Assets	Liabilities
Amounts due from/ due to Parent	$ —	$ 726,749
Amounts due from/ due to affiliates other than Parent	30,767	41,760
	$ 30,767	$ 768,509

Advances from the Parent are generally payable on demand. We believe amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate amounts that would have been recorded if we operated as an unaffiliated entity. During 2008, we received $31.2 million from the Parent to settle our separate company income tax liabilities.

(11) Financial Instruments

Off-Balance Sheet Risk

We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, financial instruments sold but not yet purchased, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts, futures index contracts, commodities futures contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our Consolidated Statement of Financial Condition.

Derivative Financial Instruments

Our derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we may enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firmwide risk management policies.

We record trading derivative contracts at fair value.

The following table presents the fair value of derivatives at December 31, 2008. The fair value of assets/liabilities related to derivative contracts at December 31, 2008 represent our receivable/payable for derivative financial instruments, gross of related collateral pledged:

	Assets	Liabilities
	(Dollars in thousands)	
Option contracts (1)	$ 242,943	$ 181,462
Swaps (1)	567	10,080
Forward contracts	—	1,685
Total	$ 243,510	$ 193,227

(1) Option and swap contracts in the table above are gross of collateral pledged. Option and swap contracts are recorded net of collateral pledged on the Consolidated Statement of Financial Condition. At December 31, 2008, collateral pledged was $10.0 million.

Credit Risk

In the normal course of business, we are involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-vs-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a securities firm, our activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. We seek to control our credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

(12) Commitments, Contingencies and Guarantees

The following table summarizes other commitments and guarantees at December 31, 2008:

	Notional / Maximum Payout	Maturity Date 2009	2010	2011 and 2012	2013 and 2014	2015 and Later
		(Dollars in Millions)				
Equity commitments	$ 3.7	$ 0.1	—	$ 1.0	$ 0.8	$ 1.8
Loan commitments	$ 5.0	—	$ 5.0	—	—	—
Derivative contracts- non credit	$ 860.7	$ 824.4	$ 36.3	—	—	—
Derivative contracts- credit related:						
Single name credit default swaps	$ 5.0	—	—	$ 5.0	—	—

The following table summarizes the external credit ratings of the underlyings or referenced assets for credit related guarantees and derivatives:

	Notional / Maximum Payout	External Credit Rating A	Unrated
	(Dollars in Millions)		
Loan commitments	$ 5.0	—	$ 5.0
Derivative contracts- credit related:			
Single name credit default swaps	$ 5.0	$ 5.0	—

Equity Commitments

On May 12, 2005, we committed to invest an aggregate of $1.5 million in JCP Partners IV L.L.C. and its related parallel funds. As of December 31, 2008, we funded approximately $900,000 of our aggregate commitment leaving $600,000 unfunded.

As of December 31, 2008, we had commitments to invest up to $3.1 million in various other investments.

High Yield Loan Commitments

From time to time we make commitments to extend credit to investment-banking clients in loan syndication and acquisition-finance transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) as debt securities or loan commitments to companies rated BB+ or lower or equivalent ratings by recognized credit

(Continued)

rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. As of December 31, 2008, we had $5.0 million of high yield loan commitments outstanding.

Derivative Contracts

In accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Such derivative contracts include credit default swaps (whereby a default or significant change in the credit quality of the underlying financial instrument may obligate us to make a payment) and written equity put options. At December 31, 2008, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $865.7 million. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts overstate our expected payout. At December 31, 2008, the fair value of such derivative contracts approximated $106.2 million. In addition, the derivative contracts deemed to meet the FIN 45 definition of a guarantee are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative contracts meeting the FIN 45 definition of a guarantee consistent with our risk management policies.

Other Guarantees

In the normal course of business we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote.

(13) Leases

As a lessee, we lease certain premises and equipment under noncancelable agreements expiring at various dates through 2022 which are operating leases. Future minimum lease payments for all noncancelable operating leases at December 31, 2008 are as follows (in thousands of dollars):

	Gross	Sub-leases	Net
2009	$ 36,473	$ 6,548	$ 29,925
2010	36,509	6,043	30,466
2011	34,431	5,359	29,072
2012	31,951	5,525	26,426
2013	31,455	5,553	25,902
Thereafter	117,539	9,151	108,388

(14) Securitization Activities and Variable Interest Entities ("VIEs")

Securitization Activities

We engage in securitization activities related to residual mortgage-backed and other asset-backed securities. In our securitization activities, we use special purpose entities ("SPEs"). We do not consolidate certain securitization vehicles, commonly known as qualifying special purpose entities ("QSPEs"), if they meet certain criteria regarding the types of assets and derivatives they may hold, the types of sales they may engage in and the range of discretion they may exercise in connection with the assets they hold. The determination of whether a SPE meets the criteria to be a QSPE requires considerable judgment, particularly in evaluating whether the permitted activities of the SPE are significantly limited and in determining whether derivatives held by the SPE are passive and non-excessive.

We derecognize financial assets transferred in securitizations, provided we have relinquished control over such assets. Transferred assets are carried at fair value prior to securitization. We act as underwriter of the beneficial interests issued by securitization vehicles.

At December 31, 2008, we did not retain any interest in these securitizations.

Variable Interest Entities

Variable interest entities ("VIEs") are defined in FIN 46(R) as entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied.

We hold significant variable interests in VIEs in which we are not the primary beneficiary and accordingly do not consolidate. Determining whether an interest in a VIE is significant is a matter of judgment and is based on an assessment of our exposure to the overall assets and liabilities of a VIE. We do not consolidate these VIEs as we do not absorb a majority of the entity's expected losses or receive a majority of its expected residual returns as a result of holding these variable interests. We have not provided financial or other support to these VIEs during the year ended December 31, 2008. We have no explicit or implicit arrangements to provide additional financial support to these VIEs and have no liabilities related to these VIEs at December 31, 2008.

The following table presents total assets in these nonconsolidated VIEs and our maximum exposure to loss associated with these non-consolidated VIEs in which we hold significant variable interests at December 31, 2008 (in millions):

	VIE Assets (1)		Maximum exposure to loss in non-consolidated VIEs (2)		Carrying Amount	
Mortgage and Asset-Backed Vehicles	$	19,274.9	$	86.8	$	86.8

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at December 31, 2008.
(2) Our maximum exposure to loss in non-consolidated VIEs is limited to our investment.

Mortgage and Asset-Backed Vehicles. We purchase and sell variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities, in connection with our trading and market-making activities. Our variable interests in these VIEs consist of mortgage and asset-backed securities and are accounted for at fair value and included in financial instruments owned on our Consolidated Statement of Financial Condition.

(15) Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by Rule 15c3-1, which requires that we maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2008, we had net capital of $710,907,000, which was 73% of aggregate debit balances and $691,478,000 in excess of required net capital.

We are also subject to the customer protection requirements of SEC Rule 15c3-3. We had a customer reserve requirement of $920,252,000 as of December 31, 2008.

As a clearing broker we have agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the PAIB Reserve Formula). We had no reserve requirement under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2008.

KPMG

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

(SEC Identification No. 8-15074)

Consolidated Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

Jefferies & Company, Inc.

520 Madison Ave., 12th Floor, New York, NY 10022

February 27, 2009

Securities and Exchange Commission
Attn: Document Control
100 F Street, N.E.
Washington, DC 20549

Attn: Regional Office – Document Control

Enclosed please find the annual audited financial reports as of fiscal year-end December 31, 2008 for the following entity:

- Jefferies & Company, Inc.

Please feel free to contact me at 212-708-2725 with any questions. Thank you.

Sincerely,

/s/ Karen Dealey

Enclosures